Doroni Aerospace, Inc.



ANNUAL REPORT

11555 Heron Bay Blvd. Suite 200

Coral Springs, FL 33076

(305) 354-6918

https://www.doroni.io/

This Annual Report is dated April 28, 2023.

BUSINESS

Doroni Aerospace, Inc. is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (eVTOL) mobility platform. The company's go-to-market product currently under development, the Doroni H1, is a two seater personal eVTOL that will be made available for public purchase which anyone can own, fly, and park in a standard two car garage. In order to get started, we believe, customers will need a current valid driver's license and completion of a 20-hour training course provided by the company. Doroni is targeting a Light Sport Aircraft (LSA) certification with the Federal Aviation Administration (FAA) ahead of product launch in the second half of 2024.

Doroni was founded in 2016 with the intention of delivering eVTOL technology directly to consumers, offering a safety-centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations 2-3 years away, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Doroni's mission is to democratize the power of flight and ultimately envisions Doroni eVTOLs serving as one of the primary clean transportation solutions for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among the company's core guiding principles, informing everything from product design, customer/user experience, to bringing its technology to scale. The H1 eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a pilot's license and years of flight training.

The company's global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. Doroni believes the transportation sector, and the world at large, stands at an inflection point and the company is positioning itself to deliver a disruptive technological change to commuter transportation with a magnitude similar to the smartphone's impact on the world of telecommunications.

The company will operate direct sales channels primarily to first responder and police markets, brand experience stores, pop-up locations in key US and European markets, as well as online sales. Doroni Aerospace, Inc. was initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 50,585,000
Use of proceeds: Founder's Shares, R&D
Date: October 06, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,064,001.95
Number of Securities Sold: 4,628,452
Use of proceeds: R&D and Marketing
Date: April 29, 2022
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 82,072
Use of proceeds: StartEngine Equity Fee from Reg CF
Date: April 29, 2022
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,415,000
Use of proceeds: 2022 Equity Incentive Plan
Date: January 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 3,304,000
Use of proceeds: New Employee Option Plan
Date: July 01, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

About $160,000 monthly burn rate. We believe we can operate for around 5-6 Months without revenue generation. We will continue to design and develop the H1 P2.

We are running on proceeds raised from our last StartEngine raise. We are in process of lunching Reg D 506 (c) offering.

Our millstones are: Design and develop the H1 P2.

Foreseeable major expenses based on projections:

We estimate the following expenses for 2023: Sales and Marketing: $600k, and Research &

Development: $2.8M, G&A: $1.4M

Future operational challenges:

The operational challenges we foresee are to build, test, and optimize our design tailored to our target markets.

We also understand that FAA will have specifications and regulations requirements that will have to be incorporated into the H1.

Scaling-up according to our milestones. We understand that there is a complicated phase, moving from one working certified vehicle to being mass-produced once the tooling is complete.

Future challenges related to capital resources:

The challenge will be to control the cash flow and inject capital at the right timing so the company can progress at the fast pace we anticipate.

We also believe current international supply chain issues may present a challenge to capital resources.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $395,418.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Chief Executive Officer, Founder, Director
Dates of Service: November, 2016 - Present
Responsibilities: CEO of the company, responsibilities include: overseeing the day to day operations of the company and managing all strategy and business decisions. Mr. Merdinger does not currently receive a salary, however, he is the majority shareholder of the company with 100% current voting power.

Other business experience in the past three years:

Employer: Merdinger House Of Design
Title: CEO
Dates of Service: July, 2013 - November, 2016
Responsibilities: Manage day to day operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Doron Merdinger
Amount and nature of Beneficial ownership: 50,585,000
Percent of class: 83.38

RELATED PARTY TRANSACTIONS

Other than standard compensation packages with our executive management, the Company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, Class A Common Stock, and Series Seed 1 Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 60,676,896 outstanding.

Voting Rights

One vote per share. Please see voting rights applicable to shares sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 5,415,000 of shares to be issued pursuant to stock options, reserved but unissued.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 3,304,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The total amount outstanding includes 3,304,000 of shares to be issued pursant to stock options for the Equity Incentive Plan, reserved but unissued.

Series Seed 1 Preferred Stock

The amount of security authorized is 10,000,000 with a total of 774,917 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 1 Preferred Stock.

Material Rights

None

Dividends

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The provisions of this Section 1 shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $5 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational Doroni H1 or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Doroni H1. Delays or cost overruns in the development of our Doroni H1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The preferred stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Doroni Aerospace was formed on May 3, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Doroni Aerospace has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Doroni is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 2 patents + trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The

Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Doroni Aerospace or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Doroni Aerospace could harm our reputation and materially negatively impact our financial condition and business. Regulatory Risks Being in the aviation industry, we have to meet the FAA's LSA regulation standards. We have already started working with DER – which are Designated Engineering Representatives, to approve or recommend technical data to the FAA. Still, the FAA is a governing body and their regulations are subject to change. It is possible that the FAA may institute new regulations which may negatively impact our business and it's activities, potentially even rendering our business model unsustainable.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Doroni Aerospace, Inc.

By   /s/ *Doron Merdinger*

    Name: Doroni Aerospace, Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Doron Merdinger, the Chief Executive Officers of Doroni Aerospace, Inc., hereby certify that the **DRAFT** financial statements of Doroni, Aerospace, Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C-AR statement are true and complete in all material respects to the best of the information we have today. For the sake of clarity, we are still reviewing information for accuracy regarding the stockholder's equity and other information that would need to be confirmed for GAAP compliance.

Doroni Aerospace, Inc. has not yet filed its federal tax return for 2022. For the year 2021 the amounts reported on our tax returns were total income of $ 0; taxable income of $ -5,000 and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2023.

_____ (Signature)

Chief Executive Officer

April 28, 2023

Doroni Aerospace, Inc.

A Delaware Corporation

Financial Statements

December 31, 2022 and 2021

DRAFT - NOT AUDITED

Doroni Aerospace, Inc.

TABLE OF CONTENTS

Page

DRAFT NOT AUDITED Financial Statements as of December 31, 2022 and 2021 and for the years then ended:

DORONI AEROSPACE, INC.
BALANCE SHEETS – DRAFT NOT AUDITED
As of December 31, 2022 and 2021

	2022	2021
ASSETS		
Current Assets:		
Cash	$ 395,418	$ 202,393
Subscription receivable	396,943	47,872
Prepaid Expenses	96,005	-
Total Current Assets	888,366	250,265
Non-current Assets:		
Property and equipment, net	6,028	7,097
Other Assets	73,323	-
Total Non-current Assets	79,351	7,097
TOTAL ASSETS	$ 967,717	$ 257,362
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 100,994	$ 34,924
Other Current Liabilities	$ 146,981	$ -
Total Current Liabilities	247,976	34,924
Member's Equity	-	-
Stockholders' Equity		
Common Stock, $0.00001 par, 100,000,000 shares authorized 60,676,896 and 14,399,119 shares issued and outstanding as of December 31, 2022 and 2021	175	144
Class A Common Stock, $0.00001 par, 20,000,000 shares authorized 0 and 0 shares issued and outstanding as of December 31, 2022 and 2021	-	-
Series Seed-1 Preferred Stock, $0.00001 par, 10,000,000 shares authorized 774,917 and 0 shares issued and outstanding as of December 31, 2022 and 2021	8	-
Additional paid-in capital	2,445,715	480,023
Accumulated deficit	(1,726,156)	(257,729)
Total Stockholders' Equity	719,742	222,438
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 967,717	$ 257,362

DORONI AEROSPACE, INC.
STATEMENTS OF OPERATIONS – DRAFT NOT AUDITED
For the years ended December 31, 2022 and 2021

	2022	2021
Net revenues	$ -	$ -
Operating Expenses:		
Research and Development	660,039	-
General and Administrative	808,388	78,223
Total Operating Expenses	1,468,427	78,223
Provision for income taxes	-	-
Net loss	$ (1,468,427)	$ (78,223)

DORONI AEROSPACE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS'/MEMBER'S EQUITY – DRAFT NOT AUDITED
For the years ended December 31, 2022 and 2021

	Member's Equity	Common Stock		Class A Common Stock		Series Seed-1 Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
		Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at January 1, 2021	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Capital Contributions	12,315	-	-	-	-	-	-	664	-	664
Conversion to corporation	(12,315)	14,000,000	140	-	-	-	-	191,681	(179,506)	12,315
Issuance of common stock - Reg CF1	-	391,293	4	-	-	-	-	337,286	-	337,290
Issuance of common stock - broker compensation	-	7,826	-	-	-	-	-	7,826	-	7,826
Offering costs	-	-	-	-	-	-	-	(57,434)	-	(57,434)
Net loss	-	-	-	-	-	-	-	-	(78,223)	(78,223)
Balance at December 31, 2021	-	14,399,119	144	-	-	-	-	480,023	(257,729)	222,438
Stock Split (4:1)	-	43,197,357	-	-	-	-	-		-	-
Issuance of common stock - Reg CF1	-	3,080,420	31	-	-		-	692,859	-	692,890
Issuance of common stock - broker compensation	-	-	-	-	-		-		-	-
Issuance of Seed 1 - Preferred Stock - Reg CF2	-	-	-	-	-	774,917	8	1,375,931		1,375,938
Issuance of Seed 1 - Preferred Stock - broker compensation	-	-	-	-	-	20,936	0	51,921		51,921
Offering costs	-	-	-	-	-	-	-	(155,019)	-	(155,019)
Net loss	-	-	-	-	-	-	-	-	(1,468,427)	(1,468,427)
Balance at December 31, 2022	$ -	60,676,896	$ 175	-	$ -	795,853	$ 8	$ 2,445,715	$ (1,726,156)	$ 719,742

DORONI AEROSPACE, INC.
STATEMENTS OF CASH FLOWS – DRAFT NOT AUDITED
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows From Operating Activities		
Net loss	$ (1,468,427)	$ (78,223)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,888	203
Changes in operating assets and liabilities:		
Increase in prepaid expense	(96,005)	
Increase in other assets	(73,323)	
Increase in accounts payable	66,070	34,924
Increase in other current liabilities	146,981	
Net Cash Used In Operating Activities	(1,421,816)	(43,096)
Cash Flows From Investing Activities		
Cash paid for purchase of property of equipment	(1,819)	(7,300)
Net Cash Used In Investing Activities	(1,819)	(7,300)
Cash Flows From Financing Activities		
Capital contributions	-	12,979
Proceeds from issuance of stock	1,719,758	289,418
Offering costs	(103,098)	(49,608)
Net Cash Provided By Financing Activities	1,616,660	252,789
Net Change In Cash	193,025	202,393
Cash at Beginning of Period	202,393	-
Cash at End of Period	$ 395,418	$ 202,393
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Stock issued as broker commission	$ 51,921	$ 7,826

NOTE 1: NATURE OF OPERATIONS

Doroni Aerospace, Inc. (the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a Florida limited liability company on May 3, 2018 under the name Doroni Aerospace, LLC (the "LLC"). The LLC converted to a Delaware corporation on October 6, 2021. The Company was developed to design and sell an electrically powered vertical takeoff and landing vehicle currently in the research and development phase.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced revenues.

Cash Equivalents and Concentration of Cash Balance

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The Company holds cash and cash equivalents in bank deposit accounts at times, may exceed federally insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

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Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $2,888 and $203 for the years ended December 31, 2022 and 2021, respectively. The Company's assets have an estimated useful life of 3 years. The Company's property and equipment consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Computers, at cost	$ 9,119	$ 7,300
Accumulated depreciation	(3,091)	(203)
Property and equipment, net	$ 6,028	$ 7,097

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. To date, the Company has not generated any revenue.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until October 6, 2021, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the October 6, 2021 conversion to a corporation, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $62,217 as of December 31, 2021. The Company used its estimated combined effective tax rate of approximately 23.8% from Federal and Florida tax rates to derive a net deferred tax asset of $14,803 as of December 31, 2021. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. The 2022 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue or profits since inception, has negative cash flows from operations, sustained net losses of $1,468,427 and $78,223 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $1,726,156. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations and/or secure additional outside debt or equity financing to meet its obligations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

NOTE 4: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on Company's financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other* (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2023, the Company issued 502,711 shares of common stock under its Regulation CF offering for gross proceeds of $983,598.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Doron Merdinger, Principal Executive Officer of Doroni Aerospace, Inc., hereby certify that the financial statements of Doroni Aerospace, Inc. included in this Report are true and complete in all material respects.

Doron Merdinger

CEO